Exhibit (a)(I)(J)

Genesis Microchip Withdraws Stock Option Exchange Offer

SANTA CLARA, Calif.--(BUSINESS WIRE)--Genesis Microchip Inc. (Nasdaq:GNSS), a world leader in the development of image and video processing technologies for flat-panel TVs, monitors and other consumer display products, today announced that it has withdrawn its Offer to Exchange Certain Outstanding Stock Options for Restricted Stock Units previously scheduled to expire at 5:00 p.m. Pacific Time on November 16, 2007. Options previously deposited in connection with the Offer will be returned promptly to their holders.

About Genesis Microchip

Genesis Microchip Inc. (Nasdaq:GNSS) is a leading provider of image and video processing systems enabling superior picture quality in flat-panel TVs and a variety of consumer and PC-display products. Featuring Genesis Display Perfection® technologies and Emmy award-winning Faroudja® video technologies, Genesis system-on-a-chip solutions are used worldwide by display manufacturers to produce visibly better images across a broad array of devices including flat-panel displays, digital TVs, projectors, A/V receivers and DVD players/recorders. Genesis is also the primary driver of the DisplayPort digital interface standard which enables a common, open source, royalty free, scalable interface between any flat panel display and video or data source. In addition to DisplayPort technology, the Genesis technology portfolio features analog and mixed signal system-on-a-chip design, DCDi® by Faroudja deinterlacing, TrueLife™ video enhancement, IntelliComb™ video decoding and includes over 210 patents. Founded in 1987, Genesis supports its leading brand-name customers with offices in the U.S., Canada, India, Taiwan, South Korea, China, Japan and Singapore. For more information about Genesis Microchip Inc. or Genesis Display Perfection technologies, please visit www.gnss.com.